VANCOUVER OFFICE
Suite 400 - 837 West Hastings Street
Vancouver, BC V6C 3N6 CANADA

T E L: (604) 687-1717
FA X: (604) 687-1715
WEB: www.augustaresource.com

VIA SEDAR

April 7, 2010

Financial Reporting Department British Columbia Securities Commission P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver, B.C.

V7Y 1L2

Dear Sir or Madam:

The amended Management's Discussion & Analysis for the year ended December 31, 2009 is being re-filed today (Project #1551519) to reflect the date of the MD&A "as of March 25, 2010", the same date as the Auditors' Report. As a result, the number of common shares issued and outstanding has been updated to 119,000,480. In addition, the Company is filing amended certificates for each of the CEO and CFO with respect to this filing (From 52-109F1R project #1551523).

Please do not hesitate to contact the undersigned at (303) 300-0134 should you require any further information.

Yours truly,

"Raghunath Reddy"

Raghunath Reddy
Senior Vice-President and Chief Financial Officer

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC